Exhibit 99.1

Berkshire Hathaway GUARD Insurance Companies Achieve Agility and Decision Automation with Sapiens Decision

Sapiens no-code Decision automation platform empowers GUARD’s business users to provide accurate quotes in real time, managing business logic directly with agility

Raleigh, NC – October 25, 2021 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Berkshire Hathaway GUARD Insurance Companies (GUARD), a national Property & Casualty insurer, has achieved important benefits thanks to Sapiens Decision’s business logic management tools. GUARD started by moving selection and pricing guidelines for perils in their Business Owner Policy lines to achieve greater real-time service, consistency and change management control.

“I am excited to share that shortly after going live we are seeing clear benefits. Sapiens Decision accelerates the submission-to-quote time by enabling rapid decisioning on policy characteristics,” said Carl Witkowski, Chief Operating Officer at GUARD Insurance Companies. “The Sapiens solution is helping GUARD streamline the quoting process and increase agent satisfaction, with lower IT dependencies and improved business agility and control. With our initial success and time to market, we are in the process of rolling out Sapiens Decision to more business areas and look forward to continuing to partner with Sapiens as we move forward in our transformation.”

“It’s been a great pleasure working with GUARD as they expand implementation of Sapiens Decision as part of their mission to be the preferred company to which their agents turn,” said Jamie Yoder, Sapiens North America President & General Manager. “With our no-code decision automation platform, delivered on the cloud with easy integration and robust performance, our clients like GUARD gain leverage quickly by separating their business logic from core systems, technical rules engines or manual processes. Within weeks, clients automate mission-critical decision-making like GUARD has done with their BOP perils calculation, accelerating to same-day rules change management, with dramatically reduced IT spend and increased business accuracy.”

Sapiens Decision transforms how businesses are approaching change, by modernizing traditional business rules management. Sapiens Decision is used by major corporations in the banking, insurance, retail, and public sectors to implement decision automation and drive digital transformation.

About Berkshire Hathaway GUARD Insurance Companies

Berkshire Hathaway GUARD Insurance Companies is a property and casualty insurance specialist writing $2 billion in premium nationwide. GUARD offers a wide range of commercial and personal insurance products and services nationwide – each featuring flexible policy terms and convenient payment options. To learn more about Berkshire Hathaway GUARD, visit https://www.guard.com

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. Backed by more than 35 years of industry expertise, Sapiens offers a complete insurance platform, with pre-integrated, low-code solutions and a cloud-first approach that accelerates customers’ digital transformation. Serving over 600 customers in 30 countries, Sapiens offers insurers across property and casualty, workers compensation and life markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit www.sapiens.com or follow us on LinkedIn.

Media Contact Shay Assaraf Chief of Marketing, Sapiens Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.